Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

March 1, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Seven Seas Cruises S. DE R.L.

Amendment No. 1 to

Registration Statement on Form S-4 (File No. 333-178244)

(the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Seven Seas Cruises S. DE R.L., a Panamanian sociedad de responsabilidad limitada (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on November 30, 2011.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Max A. Webb, dated December 27, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

The Company has asked us to convey the following as its responses to the Staff:

Supplemental letter dated November 30, 2011

1.	Please revise to include all of the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. In this regard please revise the second sentence of the second paragraph to also address if such person is participating for the purpose of distributing the exchange notes to be acquired in the exchange offer, in addition to “if such person has any arrangement or understanding.”

Response to Comment 1

The Company has revised the supplemental letter to address the Staff’s comment. A revised version of the supplemental letter has been filed with the Commission.

2.	Please revise the last sentence of the last paragraph to represent that the company will include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer the following provision: if the exchange offeree is a broker-dealer holding initial notes acquired for its own account as a result of marketmaking activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes received in respect of such initial notes pursuant to the exchange offer.

Response to Comment 2

The Company has revised the supplemental letter to address the Staff’s comment. A revised version of the supplemental letter has been filed with the Commission.

Form S-4

General

3.	In your next amendment please fill in all information omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act. We note for example that your executive compensation disclosure is not complete. If the next amendment is not complete we may be unable to review the filing.

Response to Comment 3

In Amendment No.1, the Company has filled in all information previously omitted from the prospectus other than information omitted pursuant to Rule 430A of the Securities Act.

4.	Please expand your discussion of the sale of initial notes to disclose the exemption from the registration requirements of the Securities Act relied upon in selling the Original Notes and explain why you were entitled to rely on that exemption.

Response to Comment 4

The Company has revised the prospectus to add disclosure regarding the exemptions from the registration requirements of the Securities Act the Company relied on in selling the initial notes. See the second paragraph under “Use of Proceeds” on page 41 of the prospectus included in Amendment No. 1.

5.	Please revise to provide a basis for statements such as references to the European and other international markets as “under-penetrated” on page 67, that “[h]igh net worth individual wealth is expected to grow to $12.7 trillion in North America by 2013” on page 67, “Leading Position in Unique Market Segment” on page 67, “significant pricing leverage” on page 68, “Best-In-Class Luxury Cruise Operator” on page 69.

Response to Comment 5

In response to the Staff’s comment, the Company has revised the disclosure of the prospectus included in Amendment No. 1 by removing the wording “under-penetrated” and adding “the percentage of European and Asians taking cruises are lower than the percentage of Americans taking cruises” on page 71, removing “high net worth individual wealth is expected to grow to $12.7 trillion in North America by 2013,” “Leading Position in Unique” and “significant” on page 72, and removing “Best-In-Class” on page 73.

6.	We note references to “innovative itineraries” on page 5, “excellent visibility” on page 6, “extensive experience” on page 6, “Strong and Supportive” shareholders on page 6, “value-packed” on page 7, and “world-class” on page 7. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response to Comment 6

In response to the Staff’s comment, the Company has revised the disclosure of the prospectus included in Amendment No. 1 by removing the wording “innovative” on page 5, “excellent” on page 6, “extensive” on page 6 and “Strong & Supportive” on page 6, rewording “value-packed” on page 7 to read “array of services,” and adding “what we believe to be” to “world-class” on page 7.

Outside Cover Page of Prospectus

7.	Please confirm to us that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response to Comment 7

The Company confirms that the offer will be open for at least 20 full business days and that the expiration date will be included in the final prospectus.

8.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response to Comment 8

The Company has revised the cover of the prospectus to address the Staff’s comment and confirms that the offer will be open at least through midnight on the twentieth business day.

Market and Industry Data and Forecasts, page ii

9.	Please revise to state that you believe and act as if your internal data and the third party data presented in the prospectus are accurate. We note the statement in the first paragraph that “…there can be no assurance as to the accuracy or completeness of included information” and the statements in the third paragraph that “we take no further responsibility for this data” and “we cannot assure you that they are accurate.”

Response to Comment 9

The Company has revised the prospectus to delete the statements noted in the Staff’s comment. See page ii of the prospectus included in Amendment No. 1.

Prospectus Summary, page 1

Regent Seven Seas Cruises, page 1

10.	Please revise the last paragraph on page 1 to reflect periods consistent with your financial statements. Please also balance the disclosure of total revenues and Adjusted EBITDA to disclose net income for the same periods.

Response to Comment 10

In response to the Staff’s comment, the Company has revised the last paragraph on page 1 to reflect periods consistent with the Company’s Audited Financial Statements and has added disclosure of net income on page 1 of the prospectus included in Amendment No. 1.

Industry Overview, page 2

Loyal and Repeat Customer Base, page 5

11.	Please revise to disclose the survey “targets” so that statements of success relative to target are more meaningful to investors.

Response to Comment 11

In response to the Staff’s comment, the Company has revised this paragraph on page 5 of the prospectus included in Amendment No. 1 to disclose that “we constantly score at our target 9 or better on a scale of 10.”

Experienced Management Team, page 6

12.	Please remove reference to management’s “track record.”

Response to Comment 12

In response to the Staff’s comment, the Company has removed any reference to management’s “track record” in the prospectus included in Amendment No. 1.

13.	Please balance reference to “continued strong operating and financial performance” with the fact that you incurred net losses in 2 of the last 3 audited fiscal years.

Response to Comment 13

The Company has revised the prospectus to add references to the risk factors relating to its losses. See page 10 of the prospectus included in Amendment No. 1.

Strong and Supportive Shareholders, page 6

14.	Please balance this disclosure by mentioning the potential for conflicts of interest, as discussed on page 42.

Response to Comment 14

The Company has revised the prospectus to add references to the risk factors relating to the potential conflicts of interest, as discussed on page 42. See page 10 of the prospectus included in Amendment No.1.

Our History, Holding Company, and Oceania Cruises, page 8

15.	Because this is not an offering for securities for Oceania Cruises please remove references here and throughout the prospectus to positive qualities of Oceania Cruises that are not a direct benefit to you. In doing so, please additionally ensure that uses of the first person refer only to you and not PCH or Oceania Cruises, such as the use of “we” in the last sentence of the first paragraph of this section.

Response to Comment 15

In response to the Staff’s comment, the Company has removed the references to “Oceania Cruises” in the prospectus included in Amendment No.1 that are not a direct benefit to the Company.

Our Sponsor, page 8

16.	Please provide a separately captioned discussion addressing conflicts of interests that may arise from your sponsor’s interests in competing companies such as Oceania Cruises and NCL Corporation Ltd. Discuss how conflicts will be resolved and indicate whether there are any agreements stating that conflicts will be resolved in your favor.

Response to Comment 16

The Company has revised the prospectus to address the Staff’s comment. See pages 8 and 42 of the prospectus included in Amendment No. 1.

Corporate Structure, page 9

17.	Please refer to footnote 1. In your response to us please tell us what holding companies other than PCI have been excluded from the presentation and please briefly describe to us your relationship with these holding companies.

Response to Comment 17

In response to the Staff’s comment, the Company has added disclosure of two subsidiaries of PCH and the holding companies of Seven Seas Cruises S. DE R.L., Classic Cruises, LLC and Classic Cruises II, LLC. See page 9 of the prospectus included in Amendment No.1.

Summary Historical Consolidated Financial and Other Data, page 20

18.	We note that you have presented financial information for the twelve months ended September 30, 2011 in your summary consolidated financial data on page 20. Please tell us and revise your disclosure on page 20 to explain why you believe this information is meaningful to potential investors. Alternatively, revise to eliminate the presentation of financial information for this period from your summary financial data.

Response to Comment 18

The Company has revised the prospectus to include the summary of the Company’s audited consolidated financial statements for the year ended December 31, 2011. The Company deleted columns relating to the twelve months ended September 30, 2011. See page 20 of the prospectus included in Amendment No.1.

19.	Please revise to provide footnote disclosure explaining how you calculate the measures “passenger days sold”, “available passenger cruise days” “net per diem” “gross yield” and “net yield”. The disclosure included elsewhere in the registration statement where these measures are presented should be similarly revised.

Response to Comment 19

In response to the Staff’s comment, the Company has added detailed disclosures throughout the prospectus included in Amendment No.1 on how to calculate “net per diem,” “gross yield” and “net yield.” With regard to “passenger days sold” and “available passenger cruise days,” the measures have been defined and the actual amounts for each period are disclosed; however, the components of the calculation are not included in Amendment No. 1 and as such cannot be re-calculated. This disclosure is similar to other participants in the Company’s industry.

Risk Factors, page 24

20.	Please remove the statement in the first paragraph that “[a]dditional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect us.” All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned.

Response to Comment 20

The Company has revised the prospectus to delete the statement noted in the Staff’s comment. See page 25 of the prospectus included in Amendment No. 1.

Use of Proceeds, page 49

21.	Please add a second paragraph saying what the proceeds from the securities to be exchanged were used for.

Response to Comment 21

The Company has revised the prospectus to add disclosure regarding the use of proceeds from the issuance of the initial notes as requested in the Staff’s comment. See page 50 of the prospectus included in Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Critical Accounting Estimates, page 52

22.	In light of the fact that your ships represent the most significant asset recorded on the balance sheet, please consider revising your Critical Accounting Estimates section of MD&A to include a discussion of your impairment analysis with respect to your ships. As part of your discussion, please clarify whether you evaluate your cruise ships for impairment on a ship by ship basis. Your discussion should also include

a. Types of assumptions underlying the most significant and subjective estimates;

b. Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

c. Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350.

Response to Comment 22

In response to the Staff’s comment, the Company has revised this section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations to reflect the guidance under SEC Interpretive Release No. 33-8350 as follows:

Ship Accounting

In connection with the Regent Seven Seas Transaction, the Company recorded its ships at their estimated fair values, which was calculated based on a market approach that took into consideration recent transactions of similar ships, conditions of the cruise market at the date of valuation and the price a willing buyer would pay for a ship with similar characteristics. The Company’s ships represent its most significant asset and are stated at cost less accumulated depreciation. Depreciation of the ships is computed net of projected residual values of 15% using the straight-line method over their original estimated service lives of 30 years. Service life is based on when the assets were originally placed in service, and the Company did not extend this life at the time of the Regent Seven Seas Transaction. The Company’s service life and residual value estimates take into consideration the impact of anticipated technological changes, long-term cruise and vacation market conditions, and historical useful lives of similarly built ships.

Improvement costs that add value to the ships and have a useful life greater than one year, are capitalized as additions to the ships and are depreciated over the lesser of the ships’ remaining service lives or the improvements’ estimated useful lives. Improvements costs are related to new components that have been added to, replaced or refurbished on the ship. The remaining estimated cost and accumulated depreciation (i.e. book value) of replaced ship components are written off and any resulting losses are recognized in the consolidated statements of operations. Examples of significant capitalized improvement costs are electrical system upgrades, such as the upgrade of stabilizers, electrical system generators and the refurbishment of major mechanical systems such as diesel engines, boilers, and generators, along with new stateroom and guest facility equipment. Given the very large and complex nature of the Company’s ships, the Company’s accounting estimates related to ships and determination of ship improvement costs to be capitalized require considerable judgment of management and are inherently uncertain.

Dry-dock costs are scheduled maintenance activities that require the ships to be taken out of service and are expensed as incurred. Dry-docks are required to maintain each vessel’s Class certification. Class certification is necessary in order for the Company’s cruise ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships. Typical dry-dock costs include dry-docking fees and wharfage services provided by the dry-dock facility, hull inspection and certification related activities, external hull cleaning and painting below the waterline including pressure cleaning and scraping, additional below the waterline work such as maintenance and repairs on propellers and replacement of seals, cleaning and maintenance on holding tanks and sanitary discharge systems, related outside contractor services including travel and related expenses and freight and logistics costs related to dry-dock activities. Repair and maintenance activities are charged to expense as incurred.

The Company reviews its ships for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable. The assessment of possible impairment is based on the Company’s ability to recover the carrying value of these assets based on the Company’s estimate of their undiscounted future cash flows. If estimated future cash flows are less than the carrying value of an asset, an impairment charge is recognized for the difference between the asset’s estimated fair value and its carrying value. The Company performs its ship impairment reviews on an individual ship basis utilizing an undiscounted cash flow analysis. The principle assumptions used in the undiscounted cash model are projected operating results, including net per diems, net cruise costs, projected occupancy, available passenger days, and projected growth. Since acquiring the ships in 2008, the Company has not recognized any impairment losses on any of its ships.

The Company believes its estimates and judgments with respect to its ships are reasonable. However, should certain factors or circumstances cause the Company to revise its estimates of ship service lives, projected residual value or the lives of major improvements, depreciation expense could be materially higher or lower. If circumstances cause the Company to change its assumptions in making determinations as to whether ship improvements should be capitalized, the amount the Company expenses each year as repair and maintenance costs could increase, partially offset by a decrease in depreciation expense. If the Company had reduced its estimated average service life of its ships by one year, depreciation expense for 2011 would have increased by $1.1 million. If the Company’s ships were estimated to have no residual value, depreciation expense for 2010 would have increased by $4.5 million.

Results of Operations, page 55

23.	Please revise your results of operations section to discuss the reasons for significant changes in each line item on the statement of operations. In this regard we note that your discussion of the results of operations related to Cruise Operating Expenses does not include a discussion of the changes in each of the line items within Cruise Operating Expenses. We believe that additional discussion of the changes within each of the major types of costs considered “Cruise Operating Expenses” would provide a benefit to investors. Your revised disclosure should also quantify the impact of each component that contributes to the overall increase or decrease in the line item amount. For example, you disclose on page 59 that total cruise operating expenses for 2010 increased $27.6 million or 10.8% from 2009 mainly driven by a $33.6 million increase in commission transportation and other and onboard and other, primarily attributable to higher revenues, higher air costs due to higher air participation and airline pricing, and higher commissions due to higher group participation. However, without the quantification of the related amounts, it is not clear as to the role each component played in the total increase. Please revise accordingly.

Response to Comment 23

In response to the Staff’s comment, the Company has revised this section of the Management Discussion and Analysis to reflect an expanded detail analysis of Cruise Operating expenses. See the disclosure starting on page 60 of Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Amendment No. 1.

Business, page 66

24.	Please revise to describe what the term “modern” means in the second-to-last paragraph on page 66.

Response to Comment 24

In response to the Staff’s comment, the Company has revised this section by removing the term “modern” from page 71 of the prospectus included in Amendment No. 1.

Our Industry, page 67

Attractive Demographics, page 67

25.	Please revise to state the annual growth rate by year rather than as an implied annual growth rate.

Response to Comment 25

In response to the Staff’s comment, the Company has revised this section by removing the complete last sentence of that paragraph on page 72 of the prospectus included in Amendment No. 1.

Improve Operating Efficiency, page 71

26.	Please file agreements related to initiatives with Oceania Cruises as exhibits to your next amendment.

Response to Comment 26

In response to the Staff’s comment, the Company has revised this section by removing that paragraph from page 76 of the prospectus included in Amendment No. 1, and the Company has filed its intercompany agreement as Exhibit 10.5 to Amendment No. 1.

The Exchange Offer, page 107

Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes, page 110

27.	We note the first sentence of the fifth paragraph stating that “…we will accept all initial notes properly tendered and will issue the exchange notes promptly thereafter.” Please revise to state that the issuer will issue the exchange notes promptly after expiration rather than after acceptance. Please similarly revise the third sentence in the second paragraph on page 12. See Exchange Act Rule 14e-1(c).

Response to Comment 27

The Company has revised the prospectus to address the Staff’s comment. See pages 13 and 119 of the prospectus included in Amendment No. 1.

28.	Please revise the seventh paragraph to state that the notes will be returned promptly after withdrawal, expiration or termination of the exchange offer.

Response to Comment 28

The Company has revised the prospectus to address the Staff’s comment. See page 119 of the prospectus included in Amendment No. 1.

Conditions to the Exchange Offer, page 112

29.	We note on page 107 that you reserve the right to delay acceptance if any of the conditions have not been satisfied. While it is appropriate to delay acceptance to allow for regulatory approval, it is not appropriate to delay acceptance for general legal compliance, absent an extension of the offer. In this regard we note conditions (1) and (2) on page 112. Please revise, or explain to us how such delay will be consistent with Rule 14e-1(c).

Response to Comment 29

The Company has revised the prospectus to address the Staff’s comment. See page 115 of the prospectus included in Amendment No. 1.

30.	We note in the second paragraph that you may assert conditions “if [you] determine in [y]our reasonable discretion that it has not been satisfied….” Please revise to include an objective standard for the determination of whether a condition has been satisfied.

Response to Comment 30

The Company has revised the prospectus to address the Staff’s comment. See page 120 of the prospectus included in Amendment No. 1.

Certain U.S. Federal Income Tax Considerations, page 191

31.	We note that you have provided a “short form” tax opinion. Please revise to name counsel in this section and to state clearly that the disclosure in this section of the prospectus is the opinion of the named counsel.

Response to Comment 31

The Company has revised the prospectus to address the Staff’s comment. See page 201 of the prospectus included in Amendment No. 1.

32.	Please revise to make it clear that this section addresses the material tax consequences by deleting the word “certain” from the section heading and the first sentence of the second paragraph.

Response to Comment 32

The Company has revised the prospectus to address the Staff’s comment. See page 200 of the prospectus included in Amendment No. 1.

33.	Please revise to make it clear that investors are entitled to rely on the opinion expressed. Please remove the statements “holders should seek advice based on their particular circumstances from an independent tax advisor” in the first paragraph, “is for general informational purposes only” in the second paragraph, “is not intended, and should not be construed, to be tax or other legal advice” in the second paragraph on page 192, and “[y]ou should consult your own tax advisor” in the second paragraph on page 192.

Response to Comment 33

The Company has revised the prospectus to address the Staff’s comment. See page 201 of the prospectus included in Amendment No. 1.

Report of Independent Certified Public Accountants, page F-2

34.	We note that the opinion of your independent auditor discloses that they conducted their audits of the financial statements in accordance with auditing standards generally accepted in the United States of America. Please revise to disclose that the audits of the financial statements were conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” Please note that upon filing this registration statement on Form S-4 you are considered an SEC issuer. Refer to SEC Release No. 34-49707.

Response to Comment 34

In response to the Staff’s comment, the Company’s independent auditor revised its opinion. See page F-2 in Amendment No. 1.

Audited Financial Statements for the Year Ended December 31, 2010

Statements of Members’ Equity and Comprehensive Income (Loss), page F-5

35.	We note that during 2010 you recorded an increase to contributed capital for $86,000 due to the modification of liability classified awards to equity. Please explain to us and revise the notes to your financial statements to disclose the nature and terms of the modification transaction including the details of how the adjustment to contributed capital was calculated or determined. Also, please tell us if there were any stock compensation awards that were accounted for as liabilities as of December 31, 2009 and 2008. If so, please provide us details of those liabilities and the amounts recorded in the statement of operations during 2010, 2009 or 2008 and explain how the amounts of such liability awards were calculated or determined.

Response to Comment 35

In response to the Staff’s comment, the Company has prepared an explanation below. Due to the immateriality of the awards the Company has not revised their footnote disclosure.

As disclosed in Note 7, the Board of Directors of the Company (the “Board of Directors”) may grant stock options to officers and key employees. During 2009 and 2008, the Board of Directors granted performance based awards which were accounted for as liabilities. There were 53,292 and 143,231 of liability classified performance based options outstanding as of December 31, 2009 and 2008, respectively.

The performance conditions for these awards were based on EBITDA targets which were not communicated to the employee at the award date. Since the EBITDA targets were not communicated to the employee at the award date, a grant date could not be established. This resulted in the service-inception date, the date the option was awarded, preceding the grant date.

Costs associated with these awards were recognized starting on the service-inception date, accordingly $51,000, $77,000, and $9,000 for 2010, 2009, and 2008, respectively, were recognized as compensation costs based on fair value. The Company re-measured the award’s fair value and recorded a liability for the award as of December 31, 2009 and 2008 of $86,000 and $9,000, respectively. The fair value of the awards was determined using the Black-Scholes option pricing model.

In 2010, the Board of Directors determined the EBITDA targets for 2011 and 2012. Accordingly, all liability classified awards were determined to have been granted. On the grant date, the awards’ fair value was determined and fixed and the award was considered to be modified from a liability award to an equity award. To account for the modification, the liability was reclassified to contributed capital. The amount reclassified from liability to contributed capital in 2010 was $86,000. The Company determined that there was no material change in fair value for these awards between December 31, 2009 and the modification date of December 31, 2010 as there was no significant change in the value of the Company or its underlying stock. There was no liability recorded for these awards as of December 31, 2010.

Notes to the Financial Statements

General

36.	We note from your disclosure on page 74 that you maintain a loyalty program which includes guest rewards including select cruise fare discounts, gifts and onboard services awarded in proportion to a member’s number of nights onboard. Please tell us and revise the notes to the financial statements to disclose how you account for this loyalty program in your financial statements.

Response to Comment 36

In response to the Staff’s comment, the Company has removed the following disclosure: “including select cruise fare discounts, gifts and onboard services” in the Loyalty Program section on page 78. The select cruise fare discounts mentioned in this disclosure relate to promotional marketing efforts directed at past guests to drive business towards under-performing sailings. Further gifts and onboard services are typically offered to all guests and do not directly relate to the loyalty program.

The types of benefits offered in the loyalty program include such items as priority shore excursions reservations, complimentary internet access, telephone and laundry services. The direct costs of the benefits offered does not create a loss on sales; as such, the Company recognizes the costs at the time the related cruise revenue is recognized in accordance with ASC 605-50-25-3, “Customer Payments and Incentives.” The Company records the direct costs associated with the loyalty program as a reduction of Passenger Ticket Revenue in the consolidated statement of operations. The direct costs associated with the loyalty benefits were $0.7 million, $1.0 million and $0.8 million in 2011, 2010 and 2009, respectively. As a percentage of Passenger Ticket Revenue, this represents 0.15%, 0.26% and 0.26% in 2011, 2010 and 2009, respectively. The Company believes that these direct costs are immaterial and does not believe that it is necessary to revise the Company’s financial statement disclosures.

Note 1. Description of Business and Significant Accounting Policies

Trade and Other Accounts Receivable, page F-7

37.	We note your disclosure that as of December 31, 2010, other accounts receivable consists primarily of insurance receivables of $6.4 million related to MS Seven Seas Voyager being out of service during October 2010. Please explain to us why you believe this amount is recoverable from the insurance company and indicate whether such amount was collected from the insurer subsequent to December 31, 2010. Also, please tell us how much of this amount was recognized in revenue during 2010 and explain to us why you believe such revenue recognition is appropriate.

Response to Comment 37

The $6.4 million included as insurance receivables at December 31, 2010 consists of $4.8 million related to the Seven Seas Voyager incident, $1.4 million related to the Mariner crank shaft incident, as well as other miscellaneous insurance receivables of $0.2 million. The entire $6.4 million was paid in full by the insurance carriers during 2011.

On October 3, 2010, the Seven Seas Voyager cancelled a cruise on the first day of the sailing, as well as a future voyage, due to mechanical failure. The Company filed a claim for the insurable losses ($8.8 million) in 2010 with the insurance carrier. The claim provided by the Company was acknowledged and agreed to by the insurance carrier in 2010. Of the total $8.8 million claim, $4.0 million was collected prior to December 31, 2010 and $4.8 million was included in the receivable balance at December 31, 2010. During 2011 the remaining $4.8 million was collected from the insurance carrier.

In addition to the Seven Seas Voyager incident described above, Seven Seas Mariner’s outer engine and crank shaft suffered a breakdown on October 31, 2009. The crankshaft was damaged but the vessel was able to trade normally with the remaining three main engines. Repairs and expenses were incurred commencing in February 2010 and were completed in May 2010. The Company filed a claim for the insurable losses of $2.9 million in 2010 with the insurance carrier. The claim provided by the Company was acknowledged and agreed to by the insurance carrier in 2010. Of the total $2.9 million claim, $1.5 million was collected prior to December 31, 2010 and $1.4 million was included in the receivable balance at December 31, 2010. During 2011, the remaining $1.4 million was collected from the insurance carrier.

The table below shows the timeline of events for these incidents, the related claims made, and the recognition in the Consolidated Balance Sheets:

($ amounts in millions)	Date of incident	Amount of Claim	Amount of claim paid by insurance co. at 12/31/2010	Amount recorded as receivable on 12/31/2010	Amount received from insurance companies in 2011	Outstanding from insurance companys as of 12/31/2011
Voyager	October 3, 2010	$8.8	$4.0	$4.8	$4.8	$—
Mariner	October 31, 2009	$2.9	$1.5	$1.4	$1.4	$—

In 2010, with respect to the Seven Seas Voyager incident described above, the Company recorded $5.9 million of incident related expenses and netted $5.9 million of the insurance recoveries against these expenses in the same financial statement line items, in accordance with ASC 605-40 “Revenue Recognition.” The remaining $2.9 million, the excess of the insurance claim over the recognized expenses, which relate primarily to revenue refunded to guests, were recorded in “Onboard and other” revenue during 2010.

The Company believes that it was appropriate to record the excess insurance claim of $2.9 million in Onboard and other revenue in 2010, as ASC 450-30-25 “Gain Contingencies-Recognition” indicates that a gain should only be recognized when all contingencies of the gain (insurance claim) have been resolved. The Company believes that as of December 31, 2010, all contingencies were resolved as the amount of expenses were known ($5.9 million), the amount of the insurance claim was known ($8.8 million), and the claim was agreed to by the insurance company, thereby resolving all contingencies of the claim.

With respect to the $2.9 million claim for the Seven Seas Mariner incident described above, in 2010, the Company recorded $2.9 million of insurance recoveries in the same financial statement line item as the related costs. There were no amounts recorded in revenues in 2010 related to this incident, as the losses exceeded the insurance recoverable at December 31, 2010.

The table below shows the timeline of events for these incidents, the related claims made, the recognition in the Consolidated Statements of Operations:

($ amounts in millions)	Date of incident	Amount of Claim	Incident related expenses	Amount of gain recognized in 2010
Voyager	October 3, 2010	$8.8	$5.9	$2.9
Mariner	October 31, 2009	$2.9	excess of $2.9	$—

Ship Accounting, page F-8

38.	We note your disclosure that improvement costs that add value to the ships, including those that occur during dry-dock periods, are capitalized as additions to the ships and are depreciated over the lesser of the ships’ remaining service lives or the improvements’ estimated useful lives. You also disclose that dry-dock costs are scheduled maintenance activities that require the ships to be taken out of service and are expensed as incurred. Please tell us the nature of the costs that are capitalized during dry-dock periods, if any, and explain to us how these costs are differentiated from the dry-dock costs that are expensed as incurred.

Response to Comment 38

Ship improvement costs that add value to the Company’s ships and have a useful life greater than one year, including those that occur during dry-dock periods, are capitalized as additions to the ships and are depreciated over the lesser of the ships’ remaining service lives or the improvements’ estimated useful lives. Electrical system upgrades, such as the upgrade of stabilizers, electrical system generators and the refurbishment of major mechanical systems such as diesel engines, boilers, propulsion systems, and generators, along with new stateroom and guest facility equipment are all examples of costs that the Company considers to be ship improvements and capitalized accordingly.

Dry-dock costs are scheduled maintenance activities that require the ships to be taken out of service and are expensed as incurred. Dry-docks are required to maintain each vessel’s Class certification. Class certification is necessary in order for the Company’s cruise ships to be flagged in a specific country, obtain liability insurance and legally operate as passenger cruise ships. Typical dry-dock costs include the following:

•	Dry-docking fees and wharfage services provided by the dry-dock facility.

•	Hull inspection and certification related activities.

•	External hull cleaning and painting below the waterline including pressure cleaning and scraping.

•	Additional below the waterline work such as maintenance and repairs on propellers and replacement of seals.

•	Cleaning and maintenance on holding tanks and sanitary discharge systems.

•	Related outside contractor services including travel and related expenses.

•	Freight and logistics costs related to dry-dock activities.

Revenue and Expense Recognition, page F-10

39.	We note your disclosure that onboard and other revenue includes gross revenues from pre- and post-cruise hotel accommodations, shore excursions, land packages, and related ground transportation. Please explain to us why you believe it is appropriate to recognize the gross revenue related to these activities rather than the net revenue. Please refer to the guidance in ASC 605-45-45.

Response to Comment 39

The Company offers services and accommodations to its guests such as pre- and post-cruise hotel accommodations, shore excursions, land packages, and related ground transportation. The Company evaluated the revenues associated with these activities based on the eight indicators to be considered in ASC 605-45-6 “Reporting Revenue Gross as A Principal Versus Net as an Agent.” The Company has determined that the appropriate reporting of the activities described below should be gross as a principal in the transaction.

Pre- and Post-Cruise Hotel Accommodations:

The Company sells pre- and post-cruise hotel stays to its passengers. Based on the following qualitative factors the Company believes that it meets the requirements for gross revenue recognition:

•	The Company establishes the price at which it sells this service to its customers, irrespective of the cost paid by the Company to the hotels.

•	The Company has discretion in selecting different hotel brands (such Marriott, Hilton, Intercontinental, etc.).

•

The Company is the primary obligor in the arrangement, as it is the Company’s responsibility to resolve passenger complaints if the service provided by the hotel is unsatisfactory and provide a refund to passengers if the hotel is unable to resolve the issue.

•	The Company is involved in the determination of product specification, i.e. type of room and hotel location.

•

The Company has credit risk in the arrangement, as it books blocks of rooms with the hotel and if the passenger cancels the hotel stay, the Company is still obligated to pay the cancellation fees in accordance with the hotel contract.

Shore Excursions:

The company earns revenue from the sale of excursions taking place at the different ports of call during a cruise. Based on the following qualitative factors the Company believes that it meets the requirements for gross revenue recognition:

•	The Company has complete latitude in establishing the shore excursions price charged to its passengers, regardless of the cost the Company pays to the service providers.

•	The Company has discretion in selecting different shore excursion providers.

•

The Company is responsible for resolving passenger complaints if the services are not satisfactory and reimbursing passengers for unsatisfactory or cancelled excursions, regardless of the Company’s ability to recoup from the service provider.

•

The Company is involved in the determination of service specification, i.e. the type of excursion, duration, quality, group size, etc. The Company is responsible for paying the tour operators regardless of the collection from passengers.

Land Packages:

The Company offers land packages in conjunction with certain voyages. These packages are either pre- or post-cruise as the packages are shore excursions that require an overnight stay. Based on the following qualitative factors the Company believes that it meets the requirements for gross revenue recognition:

•	The Company has discretion and latitude in establishing the price charged to its passengers, regardless of the costs the Company pays to the services providers.

•

The Company is responsible for resolving passenger complaints if the services are not satisfactory and reimbursing passengers for unsatisfactory or cancelled excursion, regardless of the Company’s ability to recoup from the service provider.

•

The Company is involved in the determination of service specification; specifically, the Company determines the type of excursion, duration, itinerary, and location. The Company is responsible for paying the vendors regardless of the collection from passengers.

Related Ground Transportation:

The Company sells ground transfer services to its customers, either via buses, limos, or shuttles to and from the hotel, port, and airport. Based on the following qualitative factors, the Company believes that it meets the requirements for gross revenue recognition:

•	The Company establishes the price at which it sells this service to its customers, irrespective of the cost paid by the Company to the operator.

•	The Company has discretion in supplier selection, as it selects and works with multiple operators.

•	The Company is involved in the design and timing of the transportation based on the itinerary, quality (quality and safety standards are determined by the Company), and timing of the services.

•	The Company is responsible for paying the transportation suppliers, regardless of the collection from passengers.

Based on qualitative analysis discussed above for these services, the Company believes that it is appropriate to recognize these revenue sources on a gross basis.

Other, page F-13

40.	We note your disclosure that during 2010 you recorded a decrease to goodwill and an increase to selling and administrative expenses of $1.7 million related to certain employee retention bonuses that were originally capitalized in connection with the Regent Seven Seas transaction, which upon further review, should have been expensed in 2008. In light of the fact that this amount appears to be material to the statement of operations for the year ended December 31, 2008, please explain to us why you believe it is appropriate to correct the error in 2010 rather than restate the 2008 amounts.

Response to Comment 40

The Company has combined its responses to questions 40 and 41. Please see the Response to Comments 40 and 41 below.

41.	Additionally, in regards to the $1.4 million increase to revenue in 2010, please explain to us the period in which this amount should have been recorded and provide further details as to why you do not believe the amount would have been material to the period in which the error occurred. It appears that these two transactions are unrelated and therefore should be separately evaluated in terms of materiality. Please advise or revise accordingly.

Response to Comments 40 and 41

The Company evaluated the financial statement materiality of the retention bonus out of period adjustment referenced above in accordance with the guidance of Staff Accounting Bulletin (SAB) Nos. 99 and 108, and ASC 250. The Company’s evaluation is summarized below. Also included within this response is the response to your question regarding the out of period cancelation revenue adjustment (question #41). These adjustments are unrelated and the Company evaluated them individually. The Company also evaluated both of these adjustments in aggregate to understand their net impact taken together.

Background:

During 2010, management undertook a detailed review of the Company’s critical accounting policies. As a result of this review, two separate and unrelated errors were identified.

Retention bonus:

The first error relates to a retention bonus program. Management identified $1.7 million related to a retention bonus, which had originally been capitalized as goodwill in connection with the Company’s acquisition of substantially all the assets of Regent Seven Seas Cruises, Inc. (the “RSSC Acquisition”) in 2008. At the time of the RSSC Acquisition, the retention bonus was incorrectly capitalized as part of goodwill in the purchase price allocation. After further analysis in 2010 it was determined that the bonus should have been expensed during 2008. To correct for this error the Company wrote-down goodwill in 2010 by $1.7 million and recognized employee expense in selling and administrative for the corresponding amount. No periods other than 2010 were adjusted or restated for this error.

Cancellation revenue:

The second error, also identified during management’s 2010 review, relates to cancelation revenue. Management identified that cancelation revenue had not been correctly recorded in the period in which it was earned. Prior to 2010, the Company recognized revenue for a cancelled booking when the voyage sailed versus when the cancelation occurred, e.g. if a cancelation occurred on November 20, 2009 for a voyage that commenced in January 2010, the revenue would not have been recorded until January 2010, even though the cancelation revenue was earned on October 20, 2009. To correct for this error the Company recognized $1.4 million of onboard and other revenue and reduced its passenger deposit liability for a similar amount in 2010. No periods other than 2010 were adjusted or restated for this error.

Both the retention bonus and cancelation revenue error were corrected as out of period adjustments in 2010. The Company evaluated the materiality of the retention bonus and cancelation revenue adjustments on the 2010 financial statements, as well as the related uncorrected errors for the 2009 and 2008 financial statements. The following assessments provide the Company’s quantitative and qualitative analysis of the impact of these errors on all previously issued financial statements. In addition to analyzing the impact of these errors on the financial statement line items, the Company has included an analysis of their impact on Adjusted EBITDA. The Company believes that this is the most important measure to its investors. Adjusted EBITDA is how the Company evaluates its performance and is the basis for its debt covenants (the analysis of impact on adjusted EBITDA is included at the end of the qualitative analysis section).

Quantitative Analysis:

The following table illustrates the impact of the correcting adjustments on the 2010 Consolidated Statements of Operations:

(in thousands)	Year Ended December 31, 2010
	A	B	C	D	E	F	G
	As Reported	Bonus Adj.	Cancelation Adj.	As Adjusted	% Bonus Adj.	% Cancelation Adj.	% Net Adj.

Onboard and other	48,873		(1,340)	47,533	0.0%	-2.8%	-2.8%

Total Revenue	449,241	—	(1,340)	447,901	0.0%	-0.3%	-0.3%

Selling and administrative	77,376	(1,653)		75,723	-2.2%	0.0%	-2.2%

Total operating expense	398,411	(1,653)	—	396,758	-0.4%	0.0%	-0.4%

Operating income (loss)	50,830	1,653	(1,340)	51,143	3.2%	-2.6%	0.6%

Net income (loss)	$11,755	$1,653	$(1,340)	$12,068	13.7%	-11.1%	2.6%

As Reported: column A represents the results of operations as reported in the Company’s financial statements.

Bonus Adj.: column B represents the 2010 impact of the adjustment to correct for the retention bonus error.

Cancelation Adj.: column C represents the 2010 impact of the adjustment to correct for the cancelation revenue error.

As Adjusted: column D represents what the result of operations would have been if the correction had been made in prior periods.

% Bonus Adj.: column E represents the impact of the Bonus adjustment (column B) as a percentage of Actual Results (column D).

% Cancelation Adj.: column F represents the impact of the Cancelation adjustment (column C) as a percentage of Actual Results (column D).

% Net Adj.: column G represents the impact of both adjustments (columns B & C) as a percentage of Actual Results (column D).

In 2010 the quantitative impact of both the retention bonus and cancelation adjustments were not material individually or in aggregate to either the revenue line, as it relates to the cancelation revenue error, or selling and administrative line, as it relates to the retention bonus, nor do they have an a material impact individually or in aggregate on operating income (loss). Further, the Company does not believe that the quantitative impact on net income of the adjustments for 2010 represent a material amount individually, as the impact of the retention bonus and cancelation revenue only represents an aggregate impact on net income of $313 thousand (2.6% of net income). As noted in the qualitative analysis below, this adjustment does not change the net income trend or change the net income to a net loss or vice versa.

The following table illustrates the impact of the uncorrected cancelation revenue error on the 2009 Consolidated Statements of Operation:

(in thousands)	Year Ended December 31,
	2009
	H	I	J	K
	As Reported	Cancelation	As Adjusted	% Error

Onboard and other	45,273	(1,428)	43,845	-3.3%

Total Revenue	361,142	(1,428)	359,714	-0.4%

Selling and administrative	67,240		67,240

Total operating expense	366,216	—	366,216	0.0%

Operating income (loss)	(5,074)	(1,428)	(6,502)	22.0%

Net income (loss)	$(36,499)	$(1,428)	$(37,927)	3.8%

As Reported: column H represents the results of operations as reported in the Company’s financial statements.

Cancelation: column I represents the impact of the uncorrected cancelation revenue error.

As Adjusted: column J represents what the results of operations would have been if the cancelation corrections had been made in the 2009 period.

% Error: column K represents the impact of the Cancelation error (column I) as a percentage of Actual Results (column J).

In 2009 the quantitative impact of the cancelation error was not material to the revenue lines. Although in 2009 the impact of the cancelation error is greater than 5% as a percentage of operating income (loss), the Company believes that, due to the economic events which produced substantial decline in the Company’s operating income (loss), specifically due to the general economic decline during 2009, which was consistent with the overall poor business environment for the cruise line industry as a whole, it would be inappropriate to measure the magnitude of the error on 2009 as a stand-alone year, as operating income changed by almost 112% from 2008 to 2009. The Company believes a three-year average from 2008 through 2010 is more representative of the financial results of the Company’s business rather than the stand-alone year. This approach is consistent with guidance provided to auditors when assessing materiality in AU Section 312 – Audit Risk and Materiality in Conducting an Audit as shown below. Paragraph 29 of AU Section 312 states that:

When determining materiality, the auditor should consider prior periods’ financial results and financial positions, the period-to-date financial results and financial position, and budgets or forecasts for the current period, taking account significant changes in the entity’s circumstances (for example, a significant business acquisition) and relevant changes of conditions in the economy as a whole or the industry in which the entity operates. For example, when the auditor usually determines materiality for a particular entity based on a percentage of profit, circumstances that give rise to an exceptional decrease or increase in profit may lead the auditor to conclude that materiality is more appropriately determined using a normalized profit figure based on past results.

Therefore, the Company believes that the impact of the cancelation adjustment in 2009 on operating income (loss) based on an average for the years 2008 through 2010 would be more meaningful for a quantitative analysis. The table below illustrates that the quantitative impact of the uncorrected cancelation revenue error on the average operating income was not material for 2009.

Operating income (loss) 2008	42,770
Operating income (loss) 2009	(5,074)
Operating income (loss) 2010	50,830

Average	29,509
Cancelation error	1,428

% Adj.	4.8%

Additionally, the Company believes that operating income (loss) is a less important measure to its investors. The Company believes that the most important measure of its results is Adjusted EBITDA, which is how the Company evaluates its performance and the basis for its debt covenant calculation (which is discussed later in this response).

The following table illustrates the impact of the uncorrected errors on the 2008 Consolidated Statements of Operation:

(in thousands)	Year Ended December 31, 2008
	L	M	N	O	P	Q	R
	As Reported	Bonus	Cancelation	As Adjusted	% Bonus Error	% Cancelation Error	% Net Error

Onboard and other	59,828		2,476	62,304	0.0%	4.0%	4.0%

Total Revenue	400,322	—	2,476	402,798	0.0%	0.6%	0.6%

Selling and administrative	65,724	1,653		67,377	2.5%	0.0%	2.5%

Total operating expense	357,552	1,653	—	359,205	0.5%	0.0%	0.5%

Operating income (loss)	42,770	(1,653)	2,476	43,593	-3.8%	5.7%	1.9%

Net income (loss)	$(5,440)	$(1,653)	$2,476	$(4,617)	35.8%	-53.6%	-17.8%

As Reported: column L represents the results of operations as reported in the Company’s financial statements.

Bonus: column M represents the impact of the uncorrected bonus error.

Cancelation: column N represents the impact of the uncorrected cancelation revenue error.

As Adjusted: column O represents what the results of operations would have been if both the retention bonus and cancelation revenue corrections had been made in the 2008 period.

% Bonus Error.: column P represents the impact of the Bonus error (column M) as a percentage of Actual Results (column O).

% Cancelation Error: column Q represents the impact of the Cancelation error (column N) as a percentage of Actual Results (column O).

% Net Error: column R represents the impact of both adjustments (columns M & N) as a percentage of Actual Results (column O).

In 2008 the quantitative impact of both the retention bonus and cancelation errors were not material individually or in aggregate to either the revenue line, as it relates to the cancelation revenue error, or selling and administrative line, as it relates to the retention bonus, nor do they have a material impact individually or in aggregate on operating income (loss).

The Company does not believe that the quantitative impact on net income of the uncorrected errors for 2008 represent a material amount, as the net impact of both the retention bonus and cancelation revenue only represents a $823 thousand error and the relatively small net loss, $(5.4) million amount, does not provide a meaningful denominator for a quantitative percentage calculation.

The Company believes that the most important measure to its investors, how the Company evaluates its performance and the basis for its debt covenant calculation is Adjusted EBITDA. The following table shows the impact of these adjustments on 2010 as well as the impact of the uncorrected errors on 2009 and 2008:

	As Reported	Bonus Error	Cancelation Error	As Adjusted	% Bonus Error	% Cancelation Error	% Net Error

2010 Adjusted EBITDA	$105,201	$1,653	$(1,340)	$105,514	1.6%	-1.3%	0.3%
2009 Adjusted EBITDA	$71,736	$—	$(1,428)	$70,308	0.0%	-2.0%	-2.0%
2008 Adjusted EBITDA	$91,876	$(1,653)	$2,476	$92,699	-1.8%	2.7%	0.9%

The quantitative impact of both the retention bonus adjustment and cancelation revenue adjustment, individually and in aggregate, were not material to the Adjusted EBITDA for 2010, 2009, or 2008. In addition, we considered any additional unadjusted differences in 2008 and 2009, and noted that there were several miscellaneous differences that aggregated to $121,000 in 2008 which were corrected in 2009. The Company does not believe the additional unadjusted differences have a quantitatively material impact on the Company’s financial results or on the above analyses.

Neither separately or in aggregate do the retention bonus or cancelation revenue errors have a quantitatively material impact on the Company’s Consolidated Balance Sheet, nor do they impact net cash provided by operating activities or net increase (decrease) in cash and cash equivalents on the Consolidated Statement of Cash Flows.

Qualitative analysis of the retention bonus error:

The Company has evaluated the qualitative factors relating to the retention bonus error and noted the following for all years impacted:

•

The retention bonus correction was the result of an oversight in accounting for the RSSC Acquisition and was not an attempt by management to disguise any significant change in earnings trends or results that may not meet analysts’ expectations;

•	The correction did not result from fraud nor does it conceal an unlawful transaction;

•

The correction does not have a material impact on financial measures used by management and industry analysts to measure the Company’s pricing performance, such as net yields, or the Company’s ability to control costs in a manner that positively impacts net income, such as net cruise costs. As a result, the Company believes that the neither correction nor disclosure of such correction would result in a positive or negative market reaction.

•

The Company believes that reasonable investors would not materially change their perception of business enterprise value given the adjustments. This was demonstrated by the successful private placement debt offering in May 2011 of $225 million which was sold using the 2010 audited financial statement disclosing this adjustment.

•	The correction did not material change or mask a change in the Company’s earnings trends or change the Company’s results from loss to income or vice versa;

•	The correction does not compromise any of the Company’s existing loan covenants nor does it violate any regulatory compliance;

•	The Company has only one segment; therefore, there is no material impact on segment performance.

•

The misstatement did not impact management’s compensation. Management incentive compensation is based on an EBITDA target excluding management incentive expense. The retention bonus would have been classified as management incentive compensation in 2008. Accordingly there would be no impact on management compensation in 2008. In 2010, management bonuses did not include the impact of the misstatement as Management EBITDA was adjusted by the correction of the misstatement.

Qualitative analysis of the cancelation revenue error:

The Company has evaluated the qualitative factors relating to the cancelation revenue error and noted the following for all years impacted:

•

The cancelation revenue correction was the result of a convenience accounting policy election that was not in accordance with generally accepted accounting principles in the United States. It was not an attempt by management to disguise any significant change in earnings trends or results that may not meet analysts’ expectations;

•	The correction did not result from fraud nor does it conceal an unlawful transaction;

•

The correction does not have a material impact on financial measures used by management and industry analysts to measure the Company’s pricing performance, such as net yields, or the Company’s ability to control costs in a manner that positively impacts net income, such as net cruise costs. As a result, the Company believes that neither the correction nor disclosure of such correction would result in a positive or negative market reaction.

•

The Company believes that reasonable investors would not materially change their perception of business enterprise value given the adjustments. This was demonstrated by the successful private placement debt offering in May 2011 of $225 million which was sold using the 2010 audited financial statement disclosing this adjustment.

•	The correction did not materially change or mask a change in the Company’s earnings trends or change the Company’s results from loss to income or vice versa;

•	The correction does not compromise any of the Company’s existing loan covenants nor does it violate any regulatory compliance;

•	The Company has only one segment; therefore, there is no material impact on segment performance.

•	The misstatement did not positively impact management’s compensation. In 2008, the additional cancellation revenue would have resulted in additional management compensation. In 2009 there was no incentive compensation earned so the cancellation error would not have an impact. There were no management bonuses in 2009. In 2010, management bonuses did not include the impact of the misstatement as Management EBITDA was adjusted by the correction of the misstatement.

Overall Conclusion:

Based on the quantitative and qualitative factors described above, the Company does not believe correcting the cancelation revenues or the retention bonuses in 2010 instead of 2008 and 2009 are appropriate. Restatement of the Company’s 2008 and 2009 annual consolidated financial statements would serve no useful purpose. The Company also does not believe the corrections, either alone or combined, are material to its 2010 annual consolidated financial statements given the detailed disclosures of both in the financial statements.

Recent Accounting Pronouncements, page F-13

42.	We note that the disclosure in the last paragraph on page F-13 indicating that as a non-public entity, the guidance in ASU No. 2010-28 will be effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011. Please note that upon the filing of your Form S-4 registration statement for your 9.125% Second Priority Senior Secured Notes due 2019, you would be expected to comply with the effective dates for public entities and would therefore be required to adopt such guidance for fiscal years beginning after December 15, 2010. Please revise your financial statement to disclose the effect of adopting such guidance during 2011.

Response to Comment 42

In response to the Staff’s comment, the Company has revised this section of the Notes to Consolidated Financial Statements of the Audited Financial Statements included in Amendment No. 1 and adopted ASU 2010-28 for fiscal years beginning after December 15, 2010.

Note 2. Business Acquisition, page F-14

43.	We note your disclosure that you recorded goodwill, representing the cost in excess of the estimated fair value of the assets acquired and liabilities assumed for RSSC of approximately $406.5 million. Please revise Note 2 to include a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. See paragraph 51(b) of SFAS No. 141. Also, please explain to us how you determined the fair value of the intangible assets recognized in purchase accounting. In particular, please explain to us how you valued the trade name rights and determined that an indefinite life was appropriate, in light of the fact that it appears from Note 12 that you entered into a ten year operating lease to license the Regent trade name and certain other trademarks.

Response to Comment 43

The goodwill associated with the RSSC Acquisition is attributable to numerous factors including providing the Company with entry into the luxury cruise line business with a developed workforce who has knowledge in the luxury cruise business, a fully developed travel agent distribution network, positive past passenger experiences and a developed business plan with proven performance. The RSSC Acquisition disclosure in Note 2 to the Audited Financial Statements has been updated accordingly.

The Company hired an outside firm to assist in the valuation of intangible property. The fair value of each of the intangible assets disclosed in Note 4 was determined utilizing an income, cost, or market approach. A further discussion of the fair value determination of trade names and marks is discussed below:

The Company entered into two transactions as it relates to trade names and trademarks. The first transaction was the RSSC Acquisition, whereby the Company acquired trade names, primarily consisting of “Seven Seas Cruises” and “Luxury Goes Exploring.” The second transaction, entered into simultaneously with the RSSC Acquisition, was a licensing agreement with Regent Hospitality Worldwide, Inc., whereby the Company obtained the exclusive rights to use the “Regent” trade name and related trademarks.

Acquired trade names and trademarks:

The Company determined the fair value of the acquired trade names, “Seven Seas Cruises” and “Luxury Goes Exploring,” using the relief from royalty method. The royalty rate utilized was based on empirical, market-derived royalty rates for guideline intangible assets, which was applied to the projected revenue to estimate the royalty savings and discounted to the date of the acquisition to derive fair value. The value that was determined through this process was $73.5 million.

The Company utilized the guidance found in ASC 350-30-35-3 to determine the useful lives of “Seven Seas Cruises” and “Luxury goes Exploring.” The Company assigned an indefinite life to these trade names based on several factors including the years the name had been in service, its popularity within the luxury cruise segment, the Company’s intention to continue its use, as well as because there were no legal, regulatory, contractual, competitive, economic, or other factors limiting the useful lives of these trade names.

Licensed trade names and trademarks:

With respect to the license agreement, for the “Regent” trade name and related trademarks, the Company entered into a 10-year operating lease at the date of the RSSC Acquisition. However, in 2011, the Company amended its agreement with Regent Hospitality Worldwide, which granted the Company exclusive and perpetual rights to use the “Regent” trade name and trademarks. Management evaluated this amendment in accordance with the guidance in ASC 805-20-55 and determined that the amended license agreement for “Regent” trade names and trademarks would qualify as an intangible asset in 2011. The guidance provided by ASC 350-30-30-1 and 805-50-30-2 states that assets are recognized based on their cost to the acquiring entity, which generally includes the transaction costs of the asset acquisition.

The Company capitalized the intangible asset at its cost of approximately $7.9 million, which is the amount of consideration paid for the amended Regent licensing agreement. The Company determined that the Regent trade name and trademark had a useful life of 40 years. Although the license agreement extends into perpetuity, the Company assigned a 40-year life based on several factors, such as the Company’s dependence on Regent Hospitality Worldwide to maintain the integrity and quality standard of the Regent brand and certain limiting clauses within the amended agreement; specifically, the Company may only use the Regent trade name in connection with luxury services, Regent Hospitality Worldwide retains a right of inspection whereby it has the ability to demand inspection of all facilities that utilize the trade name, and the Company is obligated to maintain the quality of the trade name.

Note 5. Bank Debt, page F-18

44.	We note your disclosure that during 2009 you amended the second lien term loan, and because the terms under the amended loan were substantially different than the original second lien term loan, you recorded a gain on early extinguishment of debt of $10.7 million which is recorded within other income (expense) in your statement of operations. Please explain to us why you were able to decrease the amount of the term loan, resulting in a gain. Also, please tell us if this loan was with a related party and if so, tell us why you believe gain recognition is appropriate.

Response to Comment 44

The gain associated with the extinguishment of debt for the second lien term loan was $6.4 million. The $10.7 million gain originally disclosed in the footnote did not take into account the deferred financing fees included in the Company’s gain calculation. These fees were, however, included in the actual amounts recorded in the Company’s financial statements. Note 5 of the Audited Financial Statements has been updated to reflect this clarification. An explanation of how this gain was affected is discussed below.

In 2009, the Company re-negotiated the second lien term loan with all of the lenders for the purpose of modifying the secured leverage ratio covenant. The second lien creditors agreed to modify the terms of the secured leverage ratio for a rate increase of 200 basis points. At no point was the Company in default with any of its credit agreements.

As part of the renegotiation, the Company made a pro-rata offer to all debt holders to prepay up to $35.7 million of outstanding principal for an aggregate price of $25 million. Only three lenders chose to accept the offer to prepay the $35.7 million principal for an aggregate price of $25 million. The Company believes that these three lenders accepted this offer so that they could reduce their credit exposure in what was still a challenging credit environment due to the economic turmoil during this period.

The second lien agreement was a syndicated loan where each third-party creditor has a separate debt agreement with the Company. None of the lenders were related parties in context of the ASC 850-10-20 “Glossary,” which defines a related party as an affiliate, equity investee, employee related trusts, principal owners and their immediate family members, company management, or parties that hold significant influence over management. Of the eleven lenders, only three accepted the prepayment offer. Along with the principal prepayment, the other significant changes in the terms were as follows:

•	Change in the applicable margin from 7.75% to 9.75%

•	Ability to make offer to prepay principal amounts

•	Change in the secured leverage ratio

As the second lien agreement was a syndicated loan with separate debt agreements with each creditor, a creditor by creditor analysis was performed by the Company. The analysis was performed in accordance with the provisions of ASC 470-50-40, which states that an exchange of debt instruments between a debtor and a creditor is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument; using a separate cash flow analysis utilizing two scenarios (i) the exercise of the Company’s call option and (ii) assuming the non-exercise of the Company call options. The scenario that calculates the smallest change between the present value of cash flows between the original debt terms and the new terms is then assumed as the percent change for the purposes of the 10 percent analysis.

Upon completion of the analysis, the Company determined that the second lien amended terms for the three creditors that participated in the principal prepayment were “substantially different” from the original terms and as such the Company accounted for the amendment as an extinguishment of debt. For the other eight lenders that did not participate in the prepayment, but participated in the other modification of terms, the change in terms was not “substantially different” and therefore there was no extinguishment of debt under ASC 470-50-40-14.

In accordance with ACS 470-50, the gain on the extinguished debt was determined by comparing the difference between the net carrying amounts of the extinguished debt to the reacquisition price of the new debt for the three creditors who accepted the prepayment offer. As noted by the Staff, the gain from the extinguishment of debt was recorded within Other income (expense) line item of the Company’s Consolidated Statement of Operations for 2009. The calculation of this gain is shown in the table below:

Extinguishment Gain (in $ millions)
New Value
Fair Value of new debt	$48.3
Financing Fees	2.9

Reacquisition price	51.2

Carrying value of old debt	59.0

Financing Fees	(1.4)

Net Carrying Amount	57.6

Gain on debt extinguishment	$6.4

Note 7. Share-Based Employee Compensation

45.	Given that shares of PCI common stock are not publicly traded, please tell us and revise the notes to the Company’s financial statements to explain how the fair value of the common shares on the dates the stock-based compensation grants were made were calculated or determined. As part of your response and your revised disclosure, please explain both the methods and significant assumptions that were used to determine the fair value of PCI’s common shares. Your response should also explain how this resulted in the recognition of compensation expense aggregating $2.2 million, $2.5 million and $1.6 million during 2010, 2009 and 2008, respectively.

Response to Comment 45

In response to the Staff’s comment, the Company has revised Note 7 to the Audited Financial Statements and prepared an explanation below.

Determination of Fair Value of the PCI Common Stock for 2010 and 2009:

To determine the fair value of the PCI common stock for 2010 and 2009, the Company used the guidelines found in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As recommended by the practice aid, the Company retained the services of a third party valuation specialist to assist management in determining the business enterprise value of PCI in 2009 and 2010.

To determine fair value of PCI Common Stock in 2009 and 2010 the Company used a weighted average of the market and income valuation approaches assuming a weighting of 33% and 67%, respectively. Weightings were assigned to the income approach and market approaches, which produced an indication of the invested capital value on a freely tradable basis at the valuation dates. These weightings were based on (i) a minority investor placing considerable weight on the Income Approach value because it relies directly on PCI’s forecasted operating results and market-derived rates of return and (ii) to a lesser extent the Market Approach because it reflects current market pricing and earnings, and relies on an analysis of PCI’s direct competitors, which are considered to be alternative investments to an investment in PCI.

For the market approach performed in 2010, the Company analyzed comparable publicly-traded companies—Carnival Corporation, Royal Caribbean Cruises Ltd., Marriott International, and the Walt Disney Company. In 2009, the Company analyzed Carnival Corporation and Royal Caribbean Cruises Ltd. The data obtained from the peer group companies was converted to valuation multiples. In 2010 and 2009, the Company used the enterprise value/Revenue multiple (ranging between 1.8 and 2.2) and enterprise value/EBITDA multiple (ranging between 8.4 and 11.1), for these comparable companies. The Company considered these metrics to be the best indicators of free cash flows and the standard multiples used in a market valuation approach. These multiples were applied to the Revenue and EBITDA of PCI, with equal weighting, to derive an enterprise value.

For the income approach, the Company used the discounted cash flow model to calculate the value of PCI’s total invested capital (debt and equity). An estimated cash flow growth rate that reflects PCI’s long-term prospects from one business cycle to the next is estimated at 5%, taking into consideration new ship replacements. The five percent growth rate is attributable to normal year over year yields as well as increases from new ships replacements. New ships deliver higher yields on a comparable suite basis versus the older vessel being replaced.

In order to compute PCI’s discount rate for the cash flow model, a PCI-specific weighted-average cost of capital (“WACC”) was determined. PCI’s WAAC is based on their capital structure consisting of both equity and debt. PCI’s debt-to-capital ratio is projected to be 50% based on the expected long term capital structure. The WACC was therefore weighted evenly between the cost of capital for debt and equity.

The cost of debt capital was determined by considering a range of market rates for S&P BB and BBB rated corporate bonds with similar terms. The remaining component of WACC, the cost of equity, is based on:

(1)	Risk-free rate of return - The risk-free rate is based on the yield of a 20-year treasury bond (the range was between 3.4% and 4.6%);

(2)	Equity risk premium - The equity risk premium is based on a compilation of equity risk premiums as compiled by various sources, such as Ibbotson & Associates, Pratt Range, Fama & French, etc. (5.75% was used throughout 2010 and 2009);

(3)	Industry Beta - Industry Beta is based on PCI’s comparable companies (the range was between x1.77 and x2.56); and

(4)	Size premium - Size premium is based on PCI’s market capitalization (the range was between 1.7% and 2.4%).

The differences between the rights, restrictions and preferences of the holders of common stock, warrants, and notes may result in potentially different future outcomes for each class. Therefore, to estimate the value of the common stock, it is necessary to allocate PCI’s enterprise value among the various classes of warrants, notes and common stock. To perform this allocation among the various instruments, the Company has utilized the Black-Scholes option pricing model.

From the common stock value derived in the Black-Scholes model, as described above, the Company has added a further discount for lack of marketability (“DLOM”) of PCI’s common stock. The Company based their DLOM on the likelihood, timing and size of an IPO, forecasted dividends, and potential for industry consolidation. In its valuation, the Company applied a DLOM range for 2010 and 2009 between 15% and 25%.

Determination of Fair Value of the PCI Common Stock for 2008:

To determine the value of PCI common stock in 2008, the Company used a market approach in reference to the transactions on January 31, 2008 in PCI common stock. On January 31, 2008, PCI sold common stock to investors for $40.02 a share as part of a private placement equity offering. The $40.02 price per share, as of January, 31, 2008, represents the investment price made by Apollo and other investors. Although the investment was primarily from existing investors in PCI, these investors were sophisticated and represent independent and non-related parties. The total amount of shares purchased by Non-Apollo investors was 209,493 for $8.4 million. The purchase of these shares was an arm’s-length cash transaction that represented the most accurate determination of fair value of the common stock at that point in time and as such represents the best determination of fair value.

The Company determined that it was reasonable to use a $40.02 per share value for the stock option grants at April 22, 2008, as there were no material changes in conditions or events that occurred that would have impacted the stock price between the intervening periods of the private placement and the grant date of stock-based compensation.

Calculation and the determination of compensation expense:

Total compensation expense for the options issued during 2010, 2009 and 2008, respectively, was calculated at the PCI level. The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model, which includes the fair value of PCI common stock. The estimated fair value of stock options, less estimated forfeitures, is amortized over the vesting period using the graded-vesting method. The Company allocated 100% of the compensation expenses associated with awards to employees who provide services exclusively to the Company and approximately 50% of the compensation expense associated with awards to employees who provide services to both the Company and Oceania Cruises, Inc.

Note 8. Members’ Equity, page F-24

46.	We note your disclosure that in 2010, your parent company issued shares to one of your vendors in lieu of payment on your behalf totaling $2.0 million. However, it appears from your disclosures in the statement of cash flows that this amount was recognized as an expense during 2009. Please explain to us the nature of this transaction and tell us why you believe it was appropriate to recognize the expense during 2009 when the shares were issued during 2010. Also, please tell us and explain in Note 8 how you calculated or determined the fair value of the shares issued by the parent company as part of this transaction.

Response to Comment 46

The Company contracts with a vendor to provide many of the Company’s hotel and restaurant services, including food and labor costs. In connection with this agreement, the Company appropriately recognized its obligation to this vendor for the services provided in 2009 of $2.0 million.

In 2010, the Company’s parent issued 194,777 shares of common stock to this vendor in exchange for release of the Company’s 2009 obligation of $2.0 million. Although the shares were issued in 2010 in lieu of payment of the Company’s obligation, the Company believes its obligation and the associated expense are appropriately recorded in its consolidated statements in 2009, as its obligation pertained to the benefits received by this vendor during 2009.

As noted in the response to Comment 45 above, the Company retained the services of a third party valuation specialist to assist management in determining the fair value of PCI common stock. The value arrived at was 10.11 per share for a total consideration of approximately $2 million.

Note 14. Senior Secured Notes, page F-28

47.	We note your disclosure that in May 2011 you issued $225.0 million of 9.125% Second-Priority Senior Secured Notes that are guaranteed fully and unconditionally, jointly and severally by all of your subsidiaries. In light of these guarantees of the notes which are being registered in this Form S-4, please revise your filing to include the financial statements of the subsidiary guarantors required by Rule 3-10 of Regulation S-X. If the subsidiaries are 100% owned by the parent issuer, the guarantees are full and unconditional, and joint and several, you may include condensed consolidating financial information as set forth in Rule 3-10(f) of Regulation S-X in lieu of financial statements of each subsidiary guarantor. Also, if all of the subsidiary guarantors are 100% owned by the parent company, please revise Note 14 to disclose this. The notes to your interim financial statements should be similarly revised. Please revise or advise accordingly.

Response to Comment 47

In response to the Staff’s comment, all the subsidiary guarantors are 100% owned subsidiaries of the Company, they have fully and unconditionally guaranteed the notes on a joint and several basis, and there are no subsidiaries that are not guarantors.

The Company has revised Note 16 of the Audited Financial Statements included in Amendment No. 1 to reflect the requirements of Rule 3-10 of Regulation S-X to disclose all the required financial statements for all the years shown in the financial statements.

48.	Please revise the notes to your financial statements to disclose the nature and terms of any restrictions imposed on your ability to obtain funds from your subsidiaries through dividends or loans. Refer to the guidance outlined in Rule 3-10(h)(9) of Regulation S-X.

Response to Comment 48

In response to the Staff’s comment, the Company has revised Notes 5 and 16 of the Audited Financial Statements included in Amendment No. 1 in accordance with the requirements of Rule 3-10 (h)(9) of Regulation S-X to disclose there are no restrictions on the Company’s ability to obtain funds from its subsidiaries through dividends or loans.

Interim Financial Statements for the Nine Months Ended September 30, 2011

Note 4. Identifiable Intangible Assets, page F-33

49.	We note your disclosure that in February 2011 you amended the terms of your Regent Trademark license agreement dated January 1, 2008 and as a result you recorded an intangible asset of $7.9 million. Please explain to us and disclose in Note 4 the effects, if any, the amendment of the trademark license agreement had on the existing trademark intangible asset which was recorded at $73.5 million at December 31, 2010.

Response to Comment 49

As discussed in the response to Comment 43 above, the Company entered into two transactions as it relates to trade names and trademarks. The first transaction was the RSSC Acquisition, whereby the Company acquired trade names, primarily consisting of “Seven Seas Cruises” and “Luxury Goes Exploring.” The second transaction, entered into simultaneous with the RSSC Acquisition, was a licensing agreement with Regent Hospitality Worldwide, Inc., whereby the Company obtained the exclusive rights to use the “Regent” trade name and trademarks.

The original 10 year license agreement to use the “Regent” trade name and trademarks were originally accounted for as an operating lease and are exclusive from the acquired trade names of “Seven Seas Cruises” and “Luxury Goes Exploring.” The acquired trade names had a $73.5 million recorded value at acquisition on January 31, 2008.

In 2011, the Company amended its agreement with Regent Hospitality Worldwide, which granted the Company exclusive and perpetual licensing rights to use the “Regent” trade name and trademarks. Management evaluated this amendment in accordance with the guidance in ASC 805-20-55 and determined that the amended license agreement for “Regent” would qualify as an intangible asset in 2011. The Company capitalized the intangible asset at its cost of approximately $7.9 million, which is the amount of consideration paid for the amended licensing agreement.

The amendment and subsequent capitalization of the “Regent” trade name and trademarks had no impact on the acquired trade names as part of the RSSC Acquisition, as both transactions were separate and unrelated.

Signatures, page II-7

50.	Please revise the signature block for each co-registrant so that the second half of each signature block is signed by persons with the indicated capacity of principal executive officer, principal financial officer, and either principal accounting officer or controller.

Response to Comment 50

Each of Celtic Pacific (UK) Limited, Celtic Pacific (UK) Two Limited, Mariner LLC, Prestige Cruise Services (Europe) Limited and Supplystill Limited is organized under and operates in foreign jurisdictions where executive officers are not commonly appointed; as such, none of the foregoing co-registrants have persons acting in the capacity of principal executive officer, principal financial officer, and/or principal accounting officer or controller. The individuals signing for each co-registrant has the equivalent authority and capacity to sign for each such co-registrant as would a principal executive officer, principal officer, or principal accounting officer or controller.

Exhibit 5.2

51.	Please delete assumption (h) on page 3. It is inappropriate for counsel to assume any of the material facts underlying the opinion or any readily ascertainable facts.

Response to Comment 51

The opinion of Arias, Fabrega & Fabrega has been revised to address the Staff’s comment. A revised version of the opinion has been filed as Exhibit 5.2 to Amendment No. 1.

52.	Please remove the statement in paragraph C on page 4 that “the opinion is for the benefit of the addressees hereof and their respective successors and assigns.” Because the purchasers of the securities in the offering are entitled to rely on the opinion language that implies that the opinion is only for the benefit of the board or the registrant is not appropriate.

Response to Comment 52

The opinion of Arias, Fabrega & Fabrega has been revised to address the Staff’s comment. A revised version of the opinion has been filed as Exhibit 5.2 to Amendment No. 1.

Exhibit 5.3

53.	Please delete paragraph 1.7(c) as it appears that this statement may result in counsel assuming material facts underlying the opinion.

Response to Comment 53

Counsel respectfully believes that paragraph 1.7(c) is necessary as it was not required to perform any diligence on documents not governed by English laws with respect to the English Guarantors, as defined in Exhibit 5.3. Moreover, counsel respectfully believes there are no relevant documents governed by English laws relating to the English Guarantors, and thus, paragraph 1.7(c) does not result in counsel assuming material facts underlying the opinion.

54.	Please delete paragraph 2.1. Such jurisdictional limitations are inappropriate.

Response to Comment 54

The opinion of O’Melveny & Myers LLP has been revised to address the Staff’s comment by deleting the second sentence of paragraph 2.1. A revised version of the opinion has been filed as Exhibit 5.3 to Amendment No.1. However, counsel respectfully believes that the governing law limitation in the first sentence of paragraph 2.1 is appropriate and is in accordance with proper opinion practice with respect to opinions given in relation to English laws.

55.	Please delete paragraphs 3.3, 3.6, 3.7, 3.11, 3.12, 3.18, and 3.19 as they appear to assume material facts underlying the opinion or readily ascertainable facts.

Response to Comment 55

The opinion of O’Melveny & Myers LLP has been revised to address the Staff’s comment by deleting paragraphs 3.18 and 3.19 and revising paragraph 3.11. A revised version of the opinion has been filed as Exhibit 5.3 to Amendment No.1.

Counsel respectfully believes that paragraph 3.3 should not be deleted. Because the opinion is an exhibit to Amendment No.1, the timing renders it impossible for counsel to receive the executed Amendment No.1 prior to the execution of the opinion. Therefore, counsel must assume the due completion, execution and delivery of any draft that it has reviewed prior to the execution of its opinion.

Counsel respectfully believes that paragraphs 3.3, 3.6, 3.7 and 3.12 should not be deleted as they were included in accordance with the proper opinion practice with respect opinions given in relation to the English laws. As a matter of practice, counsel does not opine as to matters of fact. Moreover, counsel was not required to conduct diligence in matters set forth in these paragraphs.

56.	Please delete the last sentence on page 6.

Response to Comment 56

The opinion of O’Melveny & Myers LLP has been revised to address the Staff’s comment by deleting the last sentence on page 6. A revised version of the opinion has been filed as Exhibit 5.3 to Amendment No. 1.

Exhibit 5.4

57.	Please delete assumption c on page 3 as this assumes a material fact underlying the opinion.

Response to Comment 57

The opinion of Callenders & Co. has been revised to address the Staff’s comment. A revised version of the opinion has been filed as Exhibit 5.4 to Amendment No. 1.

Exhibit 99.1

58.	Please revise the last sentence of the fourth paragraph on page 4 to state that affiliates of the company, any party participating in the distribution of the exchange notes, or any party that has an arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer may not participate in the exchange offer.

Response to Comment 58

The Company has revised the letter of transmittal to address the Staff’s comment. A revised version of the letter of transmittal has been filed with the Commission.

59.	Please revise the last phrase of the fifth paragraph on page 4 to clearly indicate that affiliates may not participate in the exchange offer.

Response to Comment 59

The Company has revised the letter of transmittal to address the Staff’s comment. A revised version of the letter of transmittal has been filed with the Commission.

*        *        *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3458 or Akiko Okuma at (212) 373-3643.

Very truly yours,

/s/ Gregory A. Ezring
Gregory A. Ezring

cc:	Jason Montague

Seven Seas Cruises S. DE R.L.